UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 26, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTION –
AIRCRAFT AND AIRCRAFT ENGINES LEASING

Reference is made to the announcement of the Company dated 10 August 2017 in relation to, among other things, the entering into the Aircraft Operating Lease Agreement between the Company (as lessee) and CES Leasing Group (as lessor). The Board is pleased to announce that on 22 December 2017, the Company entered into the Framework Lease Agreement with CES Leasing, pursuant to which, CES Leasing Group (as lessor(s)) agreed to provide operating leasing to the Group (as lessee(s)) in relation to the Aircraft and Aircraft Engines.

The transactions contemplated under the Framework Lease Agreement constitute continuing connected transactions of the Company under the Hong Kong Listing Rules. As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Framework Lease Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are expected to be subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

Furthermore, as the term of the Lease Agreement under the Framework Lease Agreement exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Framework Lease Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

The transactions contemplated under the Framework Lease Agreement constitute continuing connected transactions of the Company under the Shanghai Listing Rules and shall be subject to Independent Shareholders’ approval pursuant to the relevant requirements of the Shanghai Listing Rules and the PRC law. As CES Leasing is held as to, among others, 50% by CEA Holding, the controlling shareholder of the Company and

35% by CES Global Holdings (Hong Kong) Limited, an indirect wholly-owned subsidiary of CEA Holding, CEA Holding and its associates will abstain from voting on the ordinary resolutions approving the Framework Lease Agreement and the transactions contemplated thereunder. For further details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange (www.sse.com.cn).

INTRODUCTION

Reference is made to the announcement of the Company dated 10 August 2017 in relation to, among other things, the entering into the Aircraft Operating Lease Agreement between the Company (as lessee) and CES Leasing Group (as lessor). The Board is pleased to announce that on 22 December 2017, the Company entered into the Framework Lease Agreement with CES Leasing, pursuant to which, CES Leasing Group (as lessor(s)) agreed to provide operating leasing to the Group (as lessee(s)) in respect of the Aircraft and Aircraft Engines.

In respect of the proposed transactions under the Framework Lease Agreement, the Company invited bidding offer by way of public tender. Having considered the relevant proposals, the Group considered that the rental in respect of the lease of the Aircraft and Aircraft Engines proposed by the CES Leasing Group is the lowest and the terms of the lease arrangement are in line with the requirements of the Group.

FRAMEWORK LEASE AGREEMENT

The major terms of the Framework Lease Agreement are set out below:

Date:	22 December 2017

Parties:	(1) CES Leasing; and

(2) the Company.

Subjects to be leased:	(1) The Aircraft which comprises of (i) B737 series and B787 series new Boeing Aircraft; (ii) A320 series, A330 series and A350 series new Airbus Aircraft; and (iii) part of the Old Aircraft; and

(2) part of the Aircraft Engines.

Term of Lease:	Upon successful bidding of the tender of the Aircraft and/or Aircraft Engines during the period between 1 January 2018 and 31 December 2019 by CES Leasing Group, the term of each of the Lease Agreement shall be not more than 144 months for each leasing of the Aircraft and Aircraft Engines by CES Leasing Group (as the lessor(s)) to the Group (as the lessee(s))

Rental and other lease-related payments:	The rental for the Aircraft and Aircraft Engines (i) were determined after arm’s length negotiation between the parties and on normal commercial terms; and (ii) are comparable to the prevailing market rate for aircraft lease transactions of comparable nature. The annual rental payable for the Aircraft and the Aircraft Engines shall not exceed 30% of the same kind of business of the Company in 2016 and the monthly rental payable for each Aircraft and Aircraft Engine shall not exceed 0.8% of each of their respective purchase price.

;	In 2018 and 2019, the total annual rental payable by the Group to CES Leasing Group for all of the Aircraft and Aircraft Engines under the Lease Agreement(s) shall be not more than RMB8 billion and RMB8 billion, respectively. The 2018 annual rental payable for the Aircraft Engines and the Aircraft shall be not more than RMB75 million and RMB0.625 billion, respectively. The 2019 annual rental payable for the Aircraft Engines and the Aircraft shall be not more than RMB60 million and RMB1.34 billion, respectively.

The rental is payable by the Group on a monthly basis.

Historical Amounts and Proposed Annual Caps

Save for the leasing of B737 series Boeing aircraft, the Lease contemplated under the Framework Lease Agreement is a new continuing connected transaction with CES Leasing Group, no historical data is available for reference as far as the determination of the Proposed Annual Caps for the other Aircraft or Aircraft Engines is concerned.

As at the date of this announcement, pursuant to the Aircraft Operating Lease Agreement, the Group has leased five B737-800 Boeing aircraft from CES Leasing Group since August 2017 and the Company has paid CES Leasing Group rental amount of RMB33,669,500 in total in accordance with the terms of the Aircraft Operating Lease Agreement. The rental payable for the B737 series Boeing Aircraft under the Framework Lease Agreement may be different depending on the fluctuation of the actual purchase price of aircraft.

The Proposed Annual Cap is determined with reference to (i) the aggregate monthly rental payable by the Group to CES Leasing Group in respect of the Aircraft and Aircraft Engines as stipulated in the Framework Lease Agreement; (ii) the projected size of the Group’s fleet; (iii) the expected aircraft and aircraft engine utilisation of the Group; and (iv) other operating parameters (such as the percentage of the Proposed Annual Cap compared to the same kind of business of the Company).

For the year ending	Proposed Annual Cap
(million RMB)

31 December 2018	700
31 December 2019	1,400

The Framework Lease Agreement is renewable every three years and accordingly, the Company shall set the annual caps for the years after 31 December 2019 before the expiry of the Framework Lease Agreement. Further announcement(s) will be made by the Company as and when appropriate in accordance with the Hong Kong Listing Rules.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

It is considered that with its stable operation, CES Leasing possesses the professional qualification and capacity of operating aircraft and aircraft engines leasing business. Moreover, the level of rental and conditions provided by CES Leasing Group for the surrender of lease has competitive edges over other tenderers. The Company’s decision on choosing CES Leasing Group for the Lease will further optimize the asset management of the Company, reduce its capital pressure and lower the risks associated with the depreciation of aircraft.

The Directors (including the independent non-executive Directors) are of the view that (i) the Framework Lease Agreement is conducted on normal commercial terms or on terms no less favourable to the Group than those available from independent third parties, are entered into in the ordinary course of business of the Group, and are fair and reasonable and in the interests of the Group and the Shareholders as a whole; and (ii) the Proposed Annual Caps in relation to the Framework Lease Agreement are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

CES Leasing is a non-wholly-owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the wholly-owned subsidiaries of CES Leasing is thus a connected person of the Company (as defined under the Hong Kong Listing Rules).

The transactions contemplated under the Framework Lease Agreement constitute continuing connected transactions of the Company under the Hong Kong Listing Rules. As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Framework Lease Agreement are expected to be more than 0.1% but less than 5% in aggregate on an annual basis, such transactions are expected to be subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

Furthermore, as the term of the Lease Agreement under the Framework Lease Agreement exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Framework Lease Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

The resolutions regarding the Framework Lease Agreement, the transactions contemplated thereunder and the relevant Proposed Annual Caps have been considered and passed at the eighth ordinary meeting of the Board held on 22 December 2017. As (i) Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Ma Xulun (a Director), Mr. Li Yangmin (a Director), Mr. Xu Zhao (a Director), Mr. Tang Bing (a Director) and Mr. Tian Liuwen (a Director) are members of the senior management of CEA Holding; and (ii) Mr. Gu Jiadan (a Director) is a former member of the senior management of CEA Holding within the past 12 months, they may be regarded as having a material interest in the Framework Lease Agreement and the transactions contemplated thereunder. As such, they have abstained from voting at the aforementioned meeting of the Board convened for the purpose of approving, among others, the Framework Lease Agreement and the transactions contemplated thereunder. Save as aforesaid, none of the Directors has any material interest in the Framework Lease Agreement or the transactions contemplated thereunder.

The transactions contemplated under the Framework Lease Agreement constitute continuing connected transactions of the Company under the Shanghai Listing Rules and shall be subject to Independent Shareholders’ approval pursuant to the relevant requirements of the Shanghai Listing Rules and the PRC law. As CES Leasing is held as to, among others, 50% by CEA Holding, the controlling shareholder of the Company and 35% by CES Global Holdings (Hong Kong) Limited, an indirect wholly-owned subsidiary of CEA Holding, CEA Holding and its associates will abstain from voting on the ordinary resolutions approving the Framework Lease Agreement and the transactions contemplated thereunder. For further details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange (www.sse.com.cn).

THE VIEW OF THE INDEPENDENT FINANCIAL ADVISER

The Company has engaged Opus Capital Limited as the Independent Financial Adviser to provide independent advice in respect of the Framework Lease Agreement pursuant to the requirement under Rule 14A.52 of the Hong Kong Listing Rules to explain why a period exceeding three years for the aircraft and engine leasing agreements under the Framework Lease Agreement is required and to confirm that it is normal business practice for agreements of this type to be of a duration longer than three years.

Opus Capital Limited has taken into account the following factors when formulating its opinion pursuant to Rule 14A.52 of the Hong Kong Listing Rules:

(a)	the Framework Lease Agreement involving aircraft and engine leasing agreements (the “Lease Agreement”) provides the Company with a certainty on the availability of the aircrafts and engines for a maximum tenure, and therefore, the business operation will not be easily disrupted due to lack of aircrafts or engines;

(b)	a long lease tenure will enable the Company to fix its lease rental costs and reduce the uncertainty on its operating cash flow;

(c)	the lease tenure is in line with the on-going practice of the Company to enter into Lease Agreement with independent third parties, where the majority of such lease agreements are for a duration of more than ten years; and

(d)	in considering whether it is a normal business practice for the Lease Agreement to have a duration longer than three years, it has also conducted research, on a best effort basis, on other companies with similar airline operations in China (the “ Aircraft Lease Comparables”) and aircraft engines leasing transactions (the “Engine Lease Comparables”). In the course of its review, it is noted that the terms of the aircraft and engine leasing agreements of the Aircraft Lease Comparables and Engine Lease Comparables in general have a duration of longer than three years.

Having considered the factors set out above, Opus Capital Limited is of the view that it is normal business practice for the airline operating companies to enter into aircraft and engine lease agreements with a duration longer than three years.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Leasing is principally engaged in the provision of operating and finance leasing and other leasing services, purchase of domestic and foreign lease assets, handling salvage value and maintenance of lease assets, and provision of advisory services and guarantee etc. for lease transactions.

As of 30 September 2017, the unaudited total assets and net assets of CES Leasing amounted to approximately RMB7.381 billion and approximately RMB1.335 billion, respectively. For the year ended 31 December 2016, CES Leasing recorded operating revenue and net profits of approximately RMB403 million and approximately RMB0.119 billion, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Airbus”	means Airbus S.A.S., legal successor of Airbus SNC, formerly known as Airbus GIE, a société par actions simplifiée duly created and existing under French law

“Airbus Aircraft”	The A320 series, A330 series and A350 series new aircraft

“Aircraft”	means the Boeing Aircraft, Airbus Aircraft and the Old Aircraft

“Aircraft Engine”	means the engines used in aircraft

“Aircraft Lease Comparables”	has the meaning as set out in the section under “The view of the Independent Financial Adviser” of this announcement

“Aircraft Operating Lease Agreement”	means the five agreements entered into on 10 August 2017 by the Company with CES Leasing Group, pursuant to which, CES Leasing Group agreed to provide operating leasing to the Company in relation to five Boeing 737-800 aircraft. For further details, please refer to the announcement of the Company dated 10 August 2017

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of Directors

“Boeing Aircraft”	means Boeing 737 series and Boeing 787 series new aircraft

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the date of this announcement

“CES Leasing”	means 東航國際融資租賃有限公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限 公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party of the Company, the sole shareholder of which is Yingde Gases (Hong Kong) Company Limited, a company registered in Hong Kong) as at the date of this announcement

“CES Leasing Group”	means CES Leasing and/or the wholly-owned subsidiary(ies) established or to be established for the purpose of the Lease arrangement

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Directors”	means the directors of the Company

“Engine Lease Comparables”	has the meaning as set out in the section under “The view of the Independent Financial Adviser” of this announcement

“Framework Lease Agreement”	means the framework lease agreement entered into between the Company and CES Leasing on 22 December 2017, pursuant to which, CES Leasing Group agreed to provide operating leasing to the Group in relation to the Aircraft and the Aircraft Engines

“Group”	The Company and its wholly-owned or controlled subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Independent Financial Adviser”	means Opus Capital Limited, a corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, being the independent financial adviser engaged by the Company to provide an opinion pursuant to Rule 14A.52 of the Hong Kong Listing Rules

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associate(s), if any

“Lease”	means the leasing of the Aircraft and Aircraft Engines as contemplated under the Framework Lease Agreement

“Lease Agreement”	has the meaning as set out in the section under “The view of the Independent Financial Adviser” of this announcement

“Old Aircraft”	means the aircraft which have already been delivered or used

“PRC”	means the People’s Republic of China

“Proposed Annual Cap”	means the proposed annual caps for the two years ending 31 December 2019 in respect of the Lease

“RMB”	means Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shareholders”	means the shareholders of the Company

“USD”	means United States dollar, the lawful currency of the United States of America

For illustration purposes only, an exchange rate of USD1.00 to RMB6.65 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
22 December 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

* For identification purpose only